Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The slides contained in this filing were presented to employees of ADC on May 31, 2006.
PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure May 31, 2006 We're better, Connected!

A Compelling Merger Today we announced ADC has entered into a definitive merger agreement with Andrew Corporation. Andrew is a leading global wireless network solutions provider headquartered in Westchester, Illinois with locations throughout the world. The proposed merger creates a $3.3 billion global sales leader in Wireline and Wireless network connectivity. The merger is expected to close within the next four to six months. The transaction remains subject to shareholder and regulatory approvals.

An Unprecedented Opportunity Together we become a world leader in Network Infrastructure through a significant increase in scale. Together we will be a better partner to our customers which improves our opportunities to grow. Together we can create synergies and cost savings. Together when we join forces with Andrew's talented workforce, we will be better equipped to realize the growth goals for our company and deliver value to our customers, shareholders and employees.

Introducing Andrew Overview: Andrew Corporation (NASDAQ: ANDW) designs, manufactures and delivers innovative and essential equipment and solutions for the global communications infrastructure market. The company serves operators and original equipment manufacturers from facilities in 35 countries. Headquarters: Westchester, Illinois, U.S. Employees: 11,318 2005 Revenues: $1.9 Billion Americas 56%, EMEA 31%, APAC 13% 2005 Operating Income: $77 Million Year Founded: 1937 Primary Locations: U.S. - Illinois, Virginia, Massachusetts, North Carolina, Georgia, New Jersey, Connecticut, Texas, Canada, Mexico, Brazil, China, India, Scotland, Czech Republic, Italy, Australia and Germany. www.andrew.com

Andrew: Global Leader in Wireless Communications Infrastructure Antenna and Cable Products $1,050 mil Base Station Subsystems $446 mil Network Solutions $157 mil Wireless Innovations $168 mil Satellite Communications $140 mil FY'05 Total Sales $1.961 billion 90%+ of Andrew sales are focused in wireless infrastructure Ranked #1 or #2 in each major product group Significant technology portfolio Improving operational and financial performance Current State

Creating a Global Leader in Wireline and Wireless Infrastructure Cable and Connectivity Products Wireless Subsystems Products Copper Connectivity Coax Connectivity Fiber Connectivity RF Connectivity Apparatus Enterprise Connectivity Industrial Products Antennas Base Station Subsystems In-Building Distributed Coverage Geolocation Systems Satellite Combined ADC Andrew Merging Extensive & Complementary Product Lines

Merger Facts The strategic business combination is structured as a stock-for-stock merger with Andrew becoming a wholly owned subsidiary of ADC Exchanges 0.57 ADC shares for each Andrew share at merger close Resulting Ownership ADC shareholders: Approximately 56% Andrew shareholders: Approximately 44% The combined company name will be ADC Andrew

Strong Leadership & Governance Global headquarters in Minneapolis Business Groups to be headquartered in several locations Company Leadership Non-Executive Chairman: John Blanchard CEO: Bob Switz Executive management from both companies Board composition 8 from ADC, including John Blanchard and Bob Switz 4 from Andrew

Merger Expectations Combine ADC's leading wireline connectivity solutions with Andrew's leading wireless solutions to create a global leader. Create a company with much larger scale. Proper execution should increase our earnings. Realize significant growth opportunities through cross-selling and enhanced geographic reach.

Merger Expectations Customers will benefit from a broader suite of products and services. Synergies that will enable us to operate more efficiently and cost effectively. Employees will benefit from new opportunities that arise from being a global leader.

Potential Synergies Capitalizing on the convergence of wireline and wireless networks Leveraging on Andrews's long-standing presence and relationships in China and with Original Equipment Manufacturers (OEMs) Cross-selling ADC's connectivity solutions and professional services Combining ADC's wireless portfolio with Andrew's portfolio and global sales channels Targeting worldwide market penetration opportunities with a broader portfolio of communications infrastructure solutions Consolidating redundant functions, activities and facilities for expense efficiencies Optimizing supply chain, sourcing and procurement opportunities for combined purchasing volumes Leveraging research & development expense, reduce general & administration expense and optimizing Go-To-Market

A Global Company Needs a Global Organizational Structure Bringing ADC and Andrew together requires we examine our organizational structure to realize synergies, optimize our businesses, and serve our customers effectively In order to accomplish this, we will structure around Global Business Groups, Global Go-To-Market, Global Strategic Supply Chain and Logistics and Corporate Centers Business Groups will have P&L responsibilities and will manage relevant manufacturing sites and partners Go-To-Market will have both global and regional components in order to best serve our customers Both ADC and Andrew employees will be affected by the proposed organizational changes. We need to embrace these changes to be successful

Proposed Organizational Structure Proposed Organizational Structure

Interacting with Andrew The law requires that until the proposed transaction is CLOSED we continue to operate our business in the ordinary course. This means we must operate separate of Andrew and remain a competitor of Andrew until the transaction closes. Under NO circumstances should you contact Andrew employees unless you are requested to engage in integration planning. If you are asked to engage in integration planning you should not have any contact with Andrew employees until clarification on appropriate activities is provided by ADC's legal department to you. In the case of mutual customers, you should continue to pursue your normal routine and course of discussions. Should the topic of the merger arise, you should only discuss information that is in the Merger Press Release or Merger Overview Presentation. You should not discuss any business dealings that this customer has with Andrew. All external and internal communications are to be coordinated with legal, marketing, and Investor Relations because of securities laws related to required shareholder approvals.

Information and Questions Where to look for answers and who to call with questions: We will build an informational site on Broadway containing the announcements, presentations, updates, etc. We will send out periodic updates as we make progress on the proposed merger. You may check out Andrew's website at www.andrew.com You may email ask.ADC@adc.com with questions. You may check with your manager.

ADC 2Q06 Financial Highlights

FY06 Q2 Highlights Net Sales from Continuing Operations were $366 million - up 30% from Q1. Year-over-year sales growth driven primarily by 91% growth in Fiber Connectivity Solutions and 16% growth in Global Copper Connectivity Solutions. Partially offset by lower Wireless sales. International sales were 40% of total sales. U.S. sales grew 24% over FY05 Q2. $0.19 GAAP Earnings Per Share (EPS) from Q2 continuing operations. Adjusted operating margin of 9.7% sequentially from 3.3% in Q1. Good progress. Three year goal of 14% or better operating margins. Total cash provided by operating activities from continuing operations was $41 million (compared to a negative $11 million in Q1). Total cash and securities (short- and long-term) were $513 million at quarter end.

Merger Timeline May 31, 2006: Announce agreement to create a global leader in wireline and wireless network infrastructure solutions. June 1, 2006: Begin developing and defining Integration Teams June through post-close: Integration efforts focused on planning for post close actions. Frequent employee communication. June through day of close: Prepare for DAY ONE. Until then, we operate as separate companies in the ordinary course in a competitive marketplace. June through day of close: Stay focused on vital 3Q and 4Q revenue, shipment and cost reduction plans.

Transforming ADC Together we are transforming ADC into a global leader in Network Infrastructure Products and Services just as we promised. To succeed we must: Remain vigilant to support our customers Meet our commitments Don't get distracted Stay FOCUSED on the business Live The ADC Way

Cautionary Statement under the Private Securities Litigation Reform Act of 1995 This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC's Form 10-K for the year ended October 31, 2005 and Andrew's Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It and Participants in Solicitation Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec Participants In Solicitation ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement, dated December 30, 2005, for Andrew's 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure We're better, Connected!